Second quarter 2021
Financial statements and review

Equinor second quarter 2021 results

Equinor reports adjusted earnings of USD 4.64 billion and USD 1.58 billion after tax in the second quarter of 2021. IFRS net operating income was USD 5.30 billion and the IFRS net income was USD 1.94 billion.

The second quarter of 2021 was characterised by:

- Strong results due to higher prices, sustained value focus and strict capital discipline.
- Solid operational performance and progress in the project portfolio, some projects impacted negatively by Covid-19.
- Strong cash flow and significant improvement of adjusted net debt ratio[(1)] to 16.4%.
- Cash dividend of USD 0.18 per share and launch of share buy-back programme.

"We deliver a strong result in the second quarter. Solid operational performance and continued focus on value creation have enabled us to capture additional value from higher commodity prices. Strict capital discipline and a net cash flow of more than USD 4.5 billion, reduce our net debt ratio to 16.4 percent and make us robust for volatility in commodity prices going forward," says Anders Opedal, President and CEO of Equinor ASA.

"Systematic and sustained improvements on the NCS enable us to capture additional value in the quarter. We progressed our project portfolio with the Norwegian government's approval of the development plan for Breidablikk, start-up of Martin Linge on NCS and the final investment decision on Bacalhau Phase 1 in Brazil. Projects in execution are progressing despite the impact of Covid-19," says Opedal.

"We continue to accelerate within renewables through strategic positions and partnerships. In Poland we made significant progress with the award of the support regime for Baltyk II & III with a potential total capacity at 1,440 megawatts. We continue our efforts to reduce emissions. In this quarter we submitted the plan for development and operation of the Troll West electrification, and we have made good progress on Hywind Tampen, the world's first floating windfarm to power offshore oil and gas platforms", says Opedal.

Adjusted earnings [5] were USD 4.64 billion in the second quarter, up from USD 0.35 billion in the same period in 2020. Adjusted earnings after tax [5] were USD 1.58 billion, up from USD 0.65 billion in the same period last year.

IFRS net operating income was USD 5.30 billion in the second quarter, up from negative USD 0.47 billion in the same period in 2020. IFRS net income was USD 1.94 billion in the second quarter, compared to negative USD 0.25 billion in the second quarter of 2020. Net operating income was impacted by higher prices for gas and liquids, and net reversals of impairments of USD 0.28 billion including USD 0.11 billion impairment of exploration licences in the second quarter of 2021.

The results of all E&P segments are positively impacted by the higher commodity prices. Strong operational performance, continued improvement focus and strict capital discipline supported additional value creation.

E&P Norway benefited from improved prices and solid operational performance. Combined with taxes paid based on the low 2020 results this contributed strongly to the group cash flow.

Results from the Marketing, midstream and processing segment were impacted by losses on hedges of gas forward sales, shut down of the Hammerfest LNG plant and weak refinery margins.

Compared to the same quarter last year the Renewables segment experienced lower winds for the offshore wind assets, partially offset by improved availability. The segment delivered adjusted earnings of negative USD 31 million, down from negative USD 1 million in the second quarter last year.

Equinor delivered total equity production of 1,997 mboe per day in the second quarter, down from 2,011 mboe per day in the same period in 2020. High planned maintenance, divestment of Bakken and shut down of the Hammerfest LNG plant were partially offset by higher flex gas volumes to capture higher prices and increased production from Johan Sverdrup. Equity production of renewable energy for the quarter was 282 GWh, down from 304 GWh for the same period last year, impacted by lower winds than the same quarter last year.

At the end of second quarter 2021, Equinor had completed 11 exploration wells with 5 commercial discoveries and 12 wells were ongoing. Adjusted exploration expenses in the second quarter were USD 0.21 billion, compared to USD 0.28 billion in the same quarter of 2020.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 6.54 billion for the second quarter, compared to USD 2.36 billion for the same period in 2020. Organic capital expenditure [5] was USD 4.03 billion for the first six months of 2021. At the end of the quarter adjusted net debt to capital employed $^{(1)}$ was 16.4%, down from 24.6% in the first quarter of 2021. Including the lease liabilities according to IFRS 16, the net debt to capital employed was 23.2%.

The board of directors has declared a cash dividend of USD 0.18 per share for the second quarter of 2021. 28 July Equinor commences execution of the first tranche of around USD 300 million of the USD 600 million share buy-back program for 2021 announced 15 June.

The twelve-month average Serious Incident Frequency (SIF) for the period ending 30 June was 0.5 for 2021, and down from 0.6 in 2020. The twelve-month average Recordable Injury Frequency (TRIF) for the period ending at 30 June was 2.5, up from 2.2 in 2020.

On the Capital Markets Day on 15 June 2021 Equinor presented its updated strategy for accelerating its transition while growing cash flow and returns. Equinor's ambition is to deliver a competitive capital distribution and presented an updated programme for cash dividend and share buy-back. Equinor has an ambition to reach a 40% reduction in net carbon intensity by 2035, on the way towards net zero by 2050, and interim ambitions to reduce net carbon intensity with 20% by 2030.

Equinor expects gross investments [5] in renewables of around USD 23 billion from 2021 to 2026, and to increase the share of gross investments for renewables and low carbon solutions from around 4% in 2020 to more than 50% by 2030. Based on early low-cost access at scale, Equinor expects to reach an installed capacity of 12 – 16 GW (Equinor share) by 2030. Early access followed by targeted farm down is an integrated part of Equinor's value creation proposition. So far, Equinor has divested assets for USD 2.3 billion and booked a capital gain of USD 1.7 billion.

By 2035, Equinor's ambition is to develop the capacity to store 15 -30 million tonnes CO_2 per year and to provide clean hydrogen in 3-5 industrial clusters.

	Quarters		Change			First half		
Q2 2021	Q1 2021	Q2 2020	Q2 on Q2	(in USD million, unless stated otherwise)		2021	2020	Change
5,298	5,220	(472)	N/A	Net operating income/(loss)		10,518	(414)	N/A
4,641	5,467	354	>100%	Adjusted earnings [5]		10,109	2,401	>100%
1,943	1,854	(251)	N/A	Net income/(loss)		3,797	(956)	N/A
1,578	2,662	646	>100%	Adjusted earnings after tax [5]		4,240	1,207	>100%
1,997	2,168	2,011	(1%)	Total equity liquids and gas production (mboe per day) [4]		2,082	2,122	(2%)
63.7	56.4	22.9	>100%	Group average liquids price (USD/bbl) [1]		60.0	33.6	79%

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[1] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.

GROUP REVIEW

Second quarter 2021

Total equity liquids and gas production [4] was 1,997 mboe per day in the second quarter of 2021, down 1% compared to 2,011 mboe per day in the second quarter of 2020 mainly due to planned turnarounds, expected natural decline, divestment of an unconventional US onshore asset in the second quarter of 2021, in addition to the shutdown at the Hammerfest LNG plant. Higher flexible gas off-take and ramp-up of fields on the Norwegian continental shelf partially offset the decrease.

Total entitlement liquids and gas production [3] was 1,845 mboe per day in the second quarter of 2021, down 3% compared to 1,897 mboe per day in the second quarter of 2020. The production was negatively influenced by the factors mentioned above in addition to higher effects from production sharing agreements (PSA) [4]. The net effect of PSA and US royalties was 152 mboe per day in total in the second quarter of 2021 compared to 114 mboe per day in the second quarter of 2020.

Q2 2021	Quarters Q1 2021	Q2 2020	Change Q2 on Q2	Condensed income statement under IFRS (unaudited, in USD million)	2021	First half 2020	Change
17,462	17,589	7,603	>100%	Total revenues and other income	35,052	22,733	54%
(7,399)	(7,166)	(2,750)	>100%	Purchases [net of inventory variation]	(14,565)	(10,146)	44%
(2,329)	(2,160)	(2,411)	(3%)	Operating and administrative expenses	(4,489)	(5,014)	(10%)
(2,111)	(2,797)	(2,522)	(16%)	Depreciation, amortisation and net impairment losses	(4,908)	(6,959)	(29%)
(326)	(247)	(393)	(17%)	Exploration expenses	(572)	(1,028)	(44%)
5,298	5,220	(472)	N/A	Net operating income/(loss)	10,518	(414)	N/A
1,943	1,854	(251)	N/A	Net income/(loss)	3,797	(956)	N/A

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 74,579 million at 30 June 2021, compared to USD 75,858 million at 30 June 2020.

Net operating income was USD 5,298 million in the second quarter of 2021, compared to negative USD 472 million in the second quarter of 2020. The increase was mainly due to higher average prices for liquids and gas, and net reversal of impairments in the second quarter of 2021 compared to net impairment losses in second quarter of 2020. Lower results from liquids trading compared to the second quarter of 2020 partially offset the increase in net operating income.

In the second quarter of 2021, net operating income was positively impacted by net reversal of impairments[2] of USD 276 million, operational storage effects of USD 87 million, net overlifted volumes of USD 80 million, inventory hedge contracts of USD 67 million and unrealised loss on gas derivatives of USD 60 million. In the second quarter of 2020, net operating income was negatively impacted by impairments of USD 374 million.

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[2] For more information, see note 2 Segments to the Condensed interim financial statements.

Q2 2021	Quarters Q1 2021	Q2 2020	Change Q2 on Q2	Adjusted earnings (in USD million)	2021	First half 2020	Change
17,173	17,327	8,044	>100%	Adjusted total revenues and other income	34,500	23,014	50%
(7,531)	(7,071)	(2,798)	>100%	Adjusted purchases [6]	(14,602)	(10,653)	37%
(2,287)	(2,173)	(2,351)	(3%)	Adjusted operating and administrative expenses	(4,461)	(4,796)	(7%)
(2,500)	(2,386)	(2,259)	11%	Adjusted depreciation, amortisation and net impairment losses	(4,886)	(4,580)	7%
(212)	(230)	(282)	(25%)	Adjusted exploration expenses	(443)	(584)	(24%)
4,641	5,467	354	>100%	Adjusted earnings [5]	10,109	2,401	>100%
1,578	2,662	646	>100%	Adjusted earnings after tax [5]	4,240	1,207	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Adjusted total revenues and other income were USD 17,173 million in the second quarter of 2021, compared to USD 8,044 million in the second quarter of 2020. The increase was mainly due to significantly higher average prices for liquids and gas, and higher gas production, partially offset by lower liquids production.

Adjusted purchases [6] were USD 7,531 million in the second quarter of 2021, compared to USD 2,798 million in the second quarter of 2020. The increase was mainly due to significantly higher average prices for liquids and gas in addition to higher third party volumes for gas in Europe.

Adjusted operating and administrative expenses were USD 2,287 million in the second quarter of 2021, compared to USD 2,351 million in the second quarter of 2020. The decrease was mainly due to lower transportation costs, especially in the MMP segment, primarily due to lower freight rates on shipping of liquids in addition to lower volumes. The NOK/USD exchange rate development partially offset the decrease.

Adjusted depreciation, amortisation and net impairment losses were USD 2,500 million in the second quarter of 2021, compared to USD 2,259 million in the second quarter of 2020. The increase was mainly due to higher investments and the NOK/USD exchange rate development. The increase was partially offset by higher reserves estimates especially in the E&P International segment, lower depreciation basis resulting from net impairments in previous periods, and a classification of a US onshore asset as held for sale.

Adjusted exploration expenses were USD 212 million in the second quarter of 2021, compared to USD 282 million in the second quarter of 2020. The decrease was mainly due to previously expensed wells being recapitalised this quarter due to related projects being matured, and lower drilling and other costs. This is partially offset by a lower portion of wells being capitalized this quarter and higher field development costs. For more information, see the table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[3] of USD 656 million to net operating income, **Adjusted earnings** [5] were USD 4,641 million in the second quarter of 2021, an increase of USD 4,287 million from the second quarter of 2020.

Adjusted earnings after tax [5] were USD 1,578 million in the second quarter of 2021, which reflects an effective tax rate on adjusted earnings of 66.0%, compared to negative 82.3% in the second quarter of 2020. The change in the effective tax rate was mainly caused by the effect of the temporary changes to Norway's petroleum tax system in the second quarter of 2020, and changes in provision for best estimates for uncertain tax positions in the second quarter of 2020.

Cash flows provided by operating activities increased by USD 6,275 million compared to the second quarter of 2020. The increase was mainly due to higher liquids and gas prices, decreased tax payments and a change in working capital.

Cash flows used in investing activities increased by USD 918 million compared to the second quarter of 2020. The increase was mainly due to increased financial investments, partially offset by increased proceeds from sale of assets.

Cash flows used in financing activities increased by USD 6,985 million compared to the second quarter of 2020. The increase was mainly due to bonds issued in the second quarter of 2020, partially offset by increased short-term debt and decreased dividend paid.

Total cash flows decreased by USD 1,628 million compared to the second quarter of 2020.

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[3] For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Free cash flow [5] in the second quarter of 2021 was USD 4,510 million compared to negative USD 1,853 million in the second quarter of 2020. The increase was mainly due to higher operating cash flow mainly due to higher liquids and gas prices, decreased tax payments, increased proceeds from sale of assets and decreased dividend paid.

First half 2021 review

Net operating income was USD 10,518 million in the first half of 2021, compared to negative USD 414 million in the first half of 2020. The increase was mainly due to higher liquids and gas prices, lower net impairments in the first half of 2021 compared to the first half of 2020, and lower transportation and exploration costs.

In the first half of 2021, net operating income was positively impacted by inventory hedge contracts of USD 354 million, operational storage effects of USD 191 million and net overlifted volumes of USD 79 million, partially offset by net impairments of USD 152 million. In the first half of 2020, net operating income was negatively impacted mainly by net impairments of USD 2,825 million.

Adjusted total revenues and other income were USD 34,500 million in the first half of 2021 compared to USD 23,014 million in the first half of 2020. The increase was mainly due to significantly higher average prices for liquids and gas, and gain on sale of assets in the Renewables (REN) segment.

Adjusted purchases [6] were USD 14,602 million in the first half of 2021 compared to USD 10,653 million in the first half of 2020. The increase was mainly due to significantly higher average prices for liquids and gas, partially offset by lower volumes for liquids and third party sales.

Adjusted operating and administrative expenses were USD 4,461 million in the first half of 2021, compared to USD 4,796 million in the first half of 2020. The decrease was mainly due to lower transportation costs, especially in the MMP segment, primarily due to lower freight rates on shipping of liquids in addition to lower volumes. The NOK/USD exchange rate development partially offset the decrease.

Adjusted depreciation, amortisation and net impairment losses were USD 4,886 million in the first half of 2021, compared to USD 4,580 million in the first half of 2020. The increase was mainly due to higher investments and the NOK/USD exchange rate development. The increase was partially offset by higher reserves estimates especially in the E&P International segment, lower depreciation basis resulting from net impairments in previous periods, and a classification of a US onshore asset as held for sale.

Adjusted exploration expenses were USD 443 million in the first half of 2021, compared to USD 584 million in the first half of 2020. The decrease was primarily due to lower drilling and other costs, a lower portion of exploration expenditure capitalized in earlier years being expensed this year in addition to wells expensed in earlier years being recapitalised due to related projects on NCS being matured. This is partially offset by a lower portion of exploration expenditure being capitalized this year, and higher field development costs. For more information, see table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[4] of USD 409 million to net operating income, **Adjusted earnings** [5] were USD 10,109 million in the first half of 2021, an increase of USD 7,707 million compared to the first half of 2020.

Adjusted earnings after tax [5] were USD 4,240 million in first half of 2021, compared to USD 1,207 million in the first half of 2020. The effective tax rate on adjusted earnings was 58.1% in first half of 2021, compared to an effective tax rate of 49.7% in first half of 2020. The increase in the effective tax rate was mainly caused by effect of the temporary changes to Norway's petroleum tax system in the first half of 2020 and changes in provision for best estimates for uncertain tax positions in the first half of 2020. This was partially offset by positive adjusted earnings in countries with unrecognised deferred tax assets.

Cash flows provided by operating activities increased by USD 7,216 million compared to the first half of 2020. The increase was mainly due to higher liquids and gas prices and decreased tax payments, partially offset by a change in working capital and decreased cash flow from derivatives.

Cash flows used in investing activities decreased by USD 244 million compared to the first half of 2020. The decrease was mainly due to increased proceeds from sale of assets, partially offset by increased financial investments.

Cash flows used in financing activities increased by USD 8,824 million compared to the first half of 2020. The increase was mainly due to bonds issued in the first half of 2020 and increased repayment of finance debt, partially offset by decreased dividend paid.

Total cash flows decreased by USD 1,364 million compared to the first half of 2020.

[4] For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Free cash flow [5] for the first half of 2021 was USD 9,683 million, compared to negative USD 1,492 million in the first half of 2020. The increase was mainly due to higher operating cash flow mainly due to higher liquids and gas prices, decreased tax payments, increased proceeds from sale of assets and decreased dividend paid, partially offset by decreased cash flow from derivatives.

OUTLOOK

- **Organic capital expenditures** [5] are estimated at an annual average of USD 9-10 billion for 2021-2022 and around USD 12 billion annual average for 2023-2024 [5].
- **Production** for 2021 is estimated to be around 2% above 2020 level [6] [7].
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 50 mboe per day for the full year of 2021.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. We continue to monitor the impact of Covid-19 on our operations. Deferral of production to create future value, production cuts, gas off-take, timing of new capacity coming on stream, operational regularity, the ongoing impact of Covid-19 and activity level in the US onshore represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by the Covid-19 pandemic and we are still unable to predict the ultimate impact of this event, including impact on general economic conditions worldwide. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of the current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in response to the pandemic. For further information, see section Forward-looking statements.

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[5] USD/NOK exchange rate assumption of 9.
[6] Adjusted for portfolio measures.

EXPLORATION & PRODUCTION NORWAY

Second quarter 2021 review

Average daily production of liquids and gas decreased by 2% to 1,257 mboe per day in the second quarter of 2021, compared to 1,281 mboe per day in the second quarter of 2020. The decrease was mainly due to planned turnarounds, expected natural decline and shutdown at the Hammerfest LNG plant, partially offset by higher flexible gas off-take and ramp-up on Johan Sverdrup.

| | Quarters | | Change | Income statement under IFRS | | First half | |
Q2 2021	Q1 2021	Q2 2020	Q2 on Q2	(in USD million)	2021	2020	Change
6,210	5,783	1,659	>100%	Total revenues and other income	11,992	5,196	>100%
(828)	(794)	(706)	17%	Operating and administrative expenses	(1,622)	(1,341)	21%
(908)	(1,570)	(992)	(8%)	Depreciation, amortisation and net impairment losses	(2,478)	(2,833)	(13%)
(55)	(70)	(65)	(15%)	Exploration expenses	(125)	(160)	(22%)
4,418	3,350	(104)	N/A	Net operating income/(loss)	7,767	863	>100%

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 35,533 million at 30 June 2021, compared to USD 30,549 million at 30 June 2020.

Net operating income was USD 4,418 million in the second quarter of 2021 compared to negative USD 104 million in the second quarter of 2020. The increase was mainly due to higher liquids price and gas transfer price in addition to net reversal of impairments.

In the second quarter of 2021, net operating income was was positively impacted by net reversal of impairments of assets of USD 396 million, net underlifted volumes of USD 38 million and unrealised gain on derivatives of USD 19 million. In the second quarter of 2020, net operating income was negatively impacted by net underlifted volumes of USD 19 million.

Adjusted operating and administrative expenses increased mainly due to the NOK/USD exchange rate development, partially offset by lower Gassled removal costs and lower transportation costs. Adjusted depreciation, amortisation and net impairment losses increased mainly due to the NOK/USD exchange rate development, decreased proved reserves on several fields and higher investments. Adjusted exploration expenses decreased mainly due to previously expensed wells being recapitalised this quarter due to related projects being matured. Higher drilling and field development costs partially offset the decrease.

After total adjustments of USD 453 million to net operating income, **Adjusted earnings**[5] were USD 3,964 million in the second quarter of 2021, compared to negative USD 85 million in the second quarter of 2020.

| | Quarters | | Change | Adjusted earnings | | First half | |
Q2 2021	Q1 2021	Q2 2020	Q2 on Q2	(in USD million)	2021	2020	Change
6,188	5,640	1,715	>100%	Adjusted total revenues and other income	11,828	5,308	>100%
(864)	(714)	(743)	16%	Adjusted operating and administrative expenses	(1,577)	(1,398)	13%
(1,312)	(1,293)	(992)	32%	Adjusted depreciation, amortisation and net impairment losses	(2,605)	(1,973)	32%
(48)	(70)	(65)	(26%)	Adjusted exploration expenses	(118)	(160)	(26%)
3,964	3,563	(85)	N/A	Adjusted earnings/(loss) [5]	7,527	1,778	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2021 review

Net operating income for E&P Norway was USD 7,767 million in the first half of 2021 compared to USD 863 million in the first half of 2020. The increase was mainly due to higher gas transfer price and liquids price in addition to net reversal of impairments.

In the first half of 2021, net operating income was positively impacted by net reversal of impairments of assets of USD 120 million, net underlifted volumes of USD 103 million and unrealised gain on derivatives of USD 19 million. In the first half of 2020, net operating income was negatively impacted by impairment of assets of USD 859 million and net underlifted volumes of USD 50 million.

Adjusted operating and administrative expenses increased mainly due to the NOK/USD exchange rate development, partially offset by lower Gassled removal costs and lower transportation costs. Adjusted depreciation, amortisation and net impairment losses increased mainly due to the NOK/USD exchange rate development, decreased proved reserves on several fields, increased depreciation of the asset retirement obligation (ARO) assets and higher investments. Lower depreciation basis resulting from net impairments in previous periods partially offset the increase. Adjusted exploration expenses decreased mainly due to previously expensed wells being recapitalised due to related projects being matured. Higher drilling and field development costs partially offset the decrease.

After total adjustments of USD 240 million to net operating income, **Adjusted earnings** [5] were USD 7,527 million in the first half of 2021, an increase from USD 1,778 million in the first half of 2020.

EXPLORATION & PRODUCTION INTERNATIONAL

Second quarter 2021 review

Average daily equity production of liquids and gas was 349 mboe per day in the second quarter of 2021 compared to 325 mboe per day in the second quarter of 2020. The increase was primarily due to higher gas nominations, field specific production on the UK continental shelf and in Russia, partially offset by natural decline in mature fields.

Average daily entitlement production of liquids and gas was 252 mboe per day in the second quarter of 2021 compared to 266 mboe per day in the second quarter of 2020. The decrease was due to higher effects from production sharing agreements (PSA) partially offset by higher equity production. The net effects from PSA were 97 mboe per day in the second quarter of 2021 compared to 59 mboe per day in the second quarter of 2020.

	Quarters		Change	Income statement under IFRS		First half	
Q2 2021	Q1 2021	Q2 2020	Q2 on Q2	(in USD million)	2021	2020	Change
1,475	1,049	555	>100%	Total revenues and other income	2,525	1,903	33%
14	(29)	(26)	>(100%)	Purchases [net of inventory variation]	(15)	(68)	(78%)
(439)	(252)	(281)	57%	Operating and administrative expenses	(691)	(779)	(11%)
(228)	(400)	(509)	(55%)	Depreciation, amortisation and net impairment losses	(627)	(1,380)	(55%)
(231)	(107)	(288)	(20%)	Exploration expenses	(338)	(536)	(37%)
591	261	(548)	N/A	Net operating income/(loss)	853	(860)	N/A

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 18,662 million at 30 June 2021, compared to USD 20,278 million at 30 June 2020.

Net operating income was positive USD 591 million in the second quarter of 2021 compared to negative USD 548 million in the second quarter of 2020. The increase was mainly due to higher liquids and gas prices, lower depreciation and lower exploration expenses, in addition to net impairment reversals in the second quarter of 2021 compared to net impairment losses in the second quarter of 2020. The increase was partially offset by lower entitlement production in the second quarter of 2021.

In the second quarter of 2021, net operating income was positively impacted by net impairment reversals of USD 94 million, revenues related to a redetermination process of USD 57 million and net overlifted volumes of USD 41 million. In the second quarter of 2020, net operating income was negatively impacted by net impairment losses of USD 146 million.

Adjusted operating and administrative expenses increased mainly due to increased royalties and production fees driven by higher prices. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to increased reserve estimates and lower entitlement production from mature fields. Reduced ARO asset estimates and lower depreciation basis resulting from net impairments in previous periods added to the decrease, partially offset by higher investments and increased production from specific fields. Adjusted exploration expenses decreased mainly due to lower drilling and other costs, partially offset by a lower portion of exploration expenditure being capitalised in the second quarter of 2021.

After total adjustments of negative USD 193 million to net operating income, **Adjusted earnings** [5] were USD 399 million in the second quarter of 2021, up from negative USD 379 million in the second quarter of 2020.

Q2 2021	Quarters Q1 2021	Q2 2020	Change Q2 on Q2	Adjusted earnings (in USD million)	2021	First half 2020	Change
1,315	1,198	622	>100%	Adjusted total revenues and other income	2,513	1,770	42%
14	(29)	(26)	>(100%)	Adjusted purchases	(15)	(68)	(78%)
(378)	(335)	(324)	17%	Adjusted operating and administrative expenses	(712)	(689)	3%
(416)	(349)	(475)	(12%)	Adjusted depreciation, amortisation and net impairment losses	(765)	(1,018)	(25%)
(136)	(103)	(177)	(23%)	Adjusted exploration expenses	(239)	(369)	(35%)
399	382	(379)	N/A	Adjusted earnings/(loss) [5]	781	(375)	N/A

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2021 review

Net operating income for E&P International was positive USD 853 million in the first half of 2021, compared to negative USD 860 million in the first half of 2020. The positive development was mainly due to higher liquids and gas prices, lower depreciation, and lower exploration expenses, in addition to net impairment reversals in the first half of 2021 compared to net impairment losses in the first half of 2020. The increase was partially offset by lower entitlement production in the first half of 2021.

In the first half of 2021, net operating income was positively impacted by net impairment reversals of USD 39 million. In the first half of 2020, net operating income was negatively impacted by net impairment losses of USD 529 million.

Adjusted operating and administrative expenses increased slightly mainly due to increased royalties and production fees, primarily driven by increased prices. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to increased reserves estimates and lower entitlement production from mature fields, partially offset by higher investments and increased production from certain fields. Adjusted exploration expenses decreased mainly due to lower drilling and other costs, in addition to lower exploration expenditure capitalized in earlier years being expensed in the first half of 2021. This was partially offset by a lower portion of exploration expenditure being capitalized in the first half of 2021,

After total adjustments of negative USD 72 million to net operating income, **Adjusted earnings** [5] were USD 781 million in the first half of 2021, up from negative USD 375 million in the first half of 2020.

EXPLORATION & PRODUCTION USA

Second quarter 2021 review

Average daily equity production of liquids and gas was 391 mboe per day in the second quarter of 2021 compared to 405 mboe per day in the second quarter of 2020. The decrease is due to divestment of an unconventional US onshore asset in the second quarter of 2021 and slightly lower US offshore production due natural decline offset slightly by increase in remaining unconventional US onshore assets.

Average daily entitlement production of liquids and gas decreased slightly to 337 mboe per day in the second quarter of 2021 compared to 350 mboe per day in the second quarter of 2020. The decrease is due to divestment of an unconventional US onshore asset in the second quarter of 2021 and slightly lower US offshore production due natural decline offset slightly by increase in remaining unconventional US onshore assets.

Q2 2021	Quarters Q1 2021	Q2 2020	Change Q2 on Q2	Income statement under IFRS (in USD million)	2021	First half 2020	Change
968	993	475	>100%	Total revenues and other income	1,961	1,360	44%
(287)	(335)	(293)	(2%)	Operating and administrative expenses	(622)	(664)	(6%)
(438)	(436)	(475)	(8%)	Depreciation, amortisation and net impairment losses	(873)	(1,711)	(49%)
(39)	(70)	(40)	(2%)	Exploration expenses	(109)	(332)	(67%)
204	152	(332)	N/A	Net operating income/(loss)	356	(1,347)	N/A

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 11,811 million at 30 June 2021, compared to USD 15,557 million at 30 June 2020.

Net operating income was positive USD 204 million in the second quarter of 2021 compared to negative USD 332 million in the second quarter of 2020. The increase was mainly due to higher commodity prices in the second quarter of 2021.

In the second quarter of 2021, net operating income was negatively impacted by net impairments of USD 11 million, relating to the US offshore leaseholds. In the second quarter of 2020, there were no impairments.

Adjusted operating and administrative expenses decreased mainly due to the divestment of an unconventional US onshore asset. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from classification of an unconventional US onshore asset as held for sale in the fourth quarter of 2020 and no depreciation expense being recognised for the period until the divestment of the asset in the second quarter of 2021. Adjusted exploration expenses decreased mainly due to lower drilling costs partially offset by a lower portion of exploration expenditure being capitalized.

After total adjustments of USD 26 million to net operating income, **Adjusted earnings** [5] were USD 230 million in the second quarter of 2021, up from negative USD 341 million in the second quarter of 2020.

Q2 2021	Quarters Q1 2021	Q2 2020	Change Q2 on Q2	Adjusted earnings (in USD million)	2021	First half 2020	Change
968	993	475	>100%	Adjusted total revenues and other income	1,961	1,360	44%
(272)	(335)	(302)	(10%)	Adjusted operating and administrative expenses	(607)	(661)	(8%)
(438)	(408)	(475)	(8%)	Adjusted depreciation, amortisation and net impairment losses	(846)	(975)	(13%)
(28)	(58)	(40)	(30%)	Adjusted exploration expenses	(86)	(55)	57%
230	192	(341)	N/A	Adjusted earnings/(loss) [5]	422	(330)	N/A

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2021 review

Net operating income for E&P USA was positive USD 356 million in the first half of 2021 compared to negative USD 1,347 million in the first half of 2020. The positive development was mainly due to higher liquids and gas prices in the first half of 2021 compared to the first half of 2020 and lower impairments related to unconventional US onshore and US offshore assets in the first half of 2021 compared to the first half of 2020.

In the first half of 2021, net operating income was negatively impacted by net impairment losses of USD 51 million, mainly due to reduced fair value related to an asset held for sale in the first quarter of 2021. In the first half of 2020, net operating income was negatively impacted by net impairments of USD 1,014 million, mainly due to lower commodity price assumptions for the unconventional US onshore and US offshore assets.

Adjusted operating and administrative expenses decreased mainly due to lower activity for unconventional US onshore as well as the divestment of an unconventional US onshore asset. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from classification of an unconventional US onshore asset as held for sale in the fourth quarter of 2020 and no depreciation expense being recognised for the period until the divestment of the asset in the second quarter of 2021. Adjusted exploration expenses increased mainly due to a lower portion of exploration expenditure being capitalised and a higher portion of exploration expenditure capitalised in earlier years being expensed. Lower drilling costs partially offset the increase.

After total adjustments of USD 66 million to net operating income. **Adjusted earnings** [5] were USD 422 million in the first half of 2021, up from negative USD 330 million in the first half of 2020.

MARKETING, MIDSTREAM & PROCESSING

Second quarter 2021 review

Natural gas sales volumes amounted to 14.2 billion standard cubic meters (bcm) in the second quarter of 2021, up 0.6 bcm compared to the second quarter of 2020. Of the total gas sales in the second quarter of 2021, entitlement gas was 12.6 bcm, up 0.6 bcm from the second quarter of 2020. The increase was mainly due to higher E&P International entitlement volumes, partially offset by the absence of equity LNG volumes as a result of the outage at the Hammerfest LNG plant due to shutdown.

Liquids sales volumes amounted to 180.6 million barrels (mmbl) in the first quarter of 2021, down by 14.3 mmbl compared to the second quarter of 2020 mainly due to decreased purchase from third party partially offset by increased volumes from E&P International.

Average invoiced European natural gas sales price was 237% higher in the second quarter of 2021 compared to the second quarter of 2020 following the post-Covid-19 economic recovery, higher demand for heating combined with low storage levels. **Average invoiced North American piped gas sales price** increased by 53% in the same period mainly due to increased Henry Hub price resulting from higher export and increased demand for gas-fired power as a result of warm weather.

Q2 2021	Quarters Q1 2021	Q2 2020	Change Q2 on Q2	Income statement under IFRS (in USD million)	2021	First half 2020	Change
16,981	15,789	7,486	>100%	Total revenues and other income	32,770	22,289	47%
(15,448)	(14,176)	(5,127)	>100%	Purchases [net of inventory variation] [6]	(29,625)	(18,627)	59%
(1,097)	(1,069)	(1,423)	(23%)	Operating and administrative expenses	(2,166)	(2,767)	(22%)
(284)	(152)	(326)	(13%)	Depreciation, amortisation and net impairment losses	(436)	(607)	(28%)
152	392	610	(75%)	Net operating income/(loss)	544	288	89%

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 3,668 million at 30 June 2021, compared to USD 4,337 million at 30 June 2020.

Net operating income was USD 152 million in the second quarter of 2021 compared to USD 610 million in the second quarter of 2020. The decrease was mainly driven by lower results from liquids trading in the second quarter of 2021 compared to strong liquids trading results in the second quarter of 2020. In addition, absence of LNG sales due to the outage at the Hammerfest LNG plant and negative results from a weak refinery margin contributed to a lower gross margin. The decrease in net operating income was partially offset by lower impairment losses and lower operating expenses compared to the second quarter in 2020. The net operating income in the second quarter of 2021 includes significant impact from derivatives with both gains and losses.

In the second quarter of 2021, net operating income was negatively impacted by impairment losses[7] and net provisions of USD 211 million, compared to USD 377 million in the second quarter of 2020. Unrealised gain on derivatives of USD 41 million positively impacted net on operating income in the second quarter of 2021, compared to a loss on derivatives of USD 36 million in the second quarter of 2020.

Adjusted purchases [6] increased mainly due to higher prices for both liquids and gas, partially offset by lower third party volumes for liquids. Adjusted operating and administrative expenses decreased mainly due to lower transportation costs caused by lower freight rates on shipping of liquids in addition to lower volumes. The decrease was partially offset by higher costs at operating plants. Adjusted depreciation, amortisation and net impairment losses were stable.

After total adjustments of USD 8 million to net operating income, **Adjusted earnings** [5] were USD 144 million in the second quarter of 2021, compared to USD 1,161 million in the second quarter of 2020.

---

[7] For more information, see note 2 Segments and note 3 Acquisitions and disposals to the Condensed interim financial statements.

Q2 2021	Quarters Q1 2021	Q2 2020	Change Q2 on Q2	Adjusted earnings (in USD million)	2021	First half 2020	Change
16,874	15,518	7,805	>100%	Adjusted total revenues and other income	32,392	22,589	43%
(15,535)	(14,281)	(5,272)	>100%	Adjusted purchases [6]	(29,816)	(18,429)	62%
(1,096)	(1,081)	(1,274)	(14%)	Adjusted operating and administrative expenses	(2,177)	(2,585)	(16%)
(99)	(95)	(98)	1%	Adjusted depreciation, amortisation and net impairment losses	(194)	(185)	5%
144	61	1,161	(88%)	Adjusted earnings [5]	206	1,390	(85%)

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2021 review

Net operating income for MMP was USD 544 million in the first half of 2021 compared to USD 288 million in the first half of 2020. The increase was mainly driven by a gain on liquids inventory hedging effects and operational storage of USD 545 million in the first half of 2021, compared to a loss of USD 422 million in the first half of 2020. The increase was partially offset by absence of LNG sales due to the outage at the Hammerfest LNG plant, and negative result from weaker refinery results. The net operating income in the first half of 2021 includes significant impact from derivatives with both gains and losses.

In the first half of 2021, net operating income was negatively impacted by impairment losses and provisions of USD 256 million compared to USD 604 million in the first half of 2020. Unrealised gain on derivatives of USD 24 million positively impacted net operating income in the first half of 2021, compared to a loss on derivatives of USD 83 million in the first half of 2020.

Adjusted total revenues and other income and Adjusted purchases [6] increased mainly due to higher prices for all products, partially offset by lower volumes for liquids. Adjusted operating and administrative expenses decreased mainly due to lower transportation costs caused by lower freight rates on shipping of liquids, in addition to lower volumes. The decrease was partially offset by higher costs at operating plants. Adjusted depreciation, amortisation and net impairment slightly increased.

After total net adjustments of USD 338 million, **Adjusted earnings** [5] were USD 206 million in the first half of 2021, a decrease from USD 1,390 million in the first half of 2020.

RENEWABLES

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment "Other". The change has its basis in the increased strategic importance of the renewable business for Equinor and that the information is regarded useful for the readers of the financial statements. Following the change, Equinor has determined the adjusted earnings item of gain or loss from sales of assets is not applicable to REN, as the management considers presentation of the segment operations result, including the presentation of the gain or loss from divestments, as being reflective of the performance of the segment at this point of time. See Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures for more information.

Second quarter 2021 review

Power generation[8] was 282 GWh in the second quarter of 2021, compared to 304 GWh in the second quarter of 2020. The decrease was due to wind being below seasonal average in the second quarter of 2021. The availability has been high in the second quarter of 2021.

	Quarters		Change	Income statement under IFRS		First half	
Q2 2021	Q1 2021	Q2 2020	Q2 on Q2	(in USD million)	2021	2020	Change
2	1,381	38	(96%)	Total revenues and other income	1,383	82	>100%
(32)	(40)	(38)	(16%)	Operating and administrative expenses	(72)	(71)	1%
(1)	(0)	(0)	>100%	Depreciation, amortisation and net impairment losses	(1)	(0)	>100%
(31)	1,341	(0)	>(100%)	Net operating income/(loss)	1,310	11	>100%

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 1,208 million at 30 June 2021, compared to USD 1,114 million at 30 June 2020.

Net operating income was negative USD 31 million in the second quarter of 2021 compared to USD 0 million in the second quarter of 2020. The reduction was mainly due to increased activity level and higher costs due to the progressing of projects, mainly related to the Empire Wind and Beacon Wind assets on the US east coast. Increased business development costs driven by higher activity level in the US, UK and in Asia also added to the decrease in net operating income. The decrease in Net operating income was partially offset by higher net income from assets in operation compared to the second quarter of 2020.

Lower power generation this quarter compared to same quarter last year was offset by increased power prices and higher availability. Net income from assets in operation was positive both in the second quarter of 2021 and the second quarter of 2020.

Adjusted total revenue and other income decreased by USD 35 million compared to the second quarter of 2020 due to lower net income from equity accounted investments. Reduced net result from equity accounted investments were mainly due to higher costs related to the progressing of the Empire Wind and Beacon Wind assets on the US east coast. These assets have changed consolidation method from proportional to equity accounted investments in 2021, following the farm-down of 50% of the owner share in the first quarter of 2021. Adjusted operating and administrative expenses decreased compared to the second quarter of 2020. The decrease was mainly driven by changed consolidation method for the Empire Wind and Beacon Wind assets. The decrease was partially offset by higher business development costs driven by higher activity level in the US, the UK and in Asia. Adjusted depreciation, amortisation and net impairment losses were slightly up compared to the second quarter of 2020 due to depreciation of certain water permits acquired in 2021.

Adjusted earnings [5] were negative USD 31 million in the second quarter of 2021, compared to negative USD 1 million in the second quarter of 2020

---

[8] Equinor share.

Q2 2021	Quarters Q1 2021	Q2 2020	Change Q2 on Q2	Adjusted earnings (in USD million)	First half 2021	2020	Change
2	1,384	37	(95%)	Adjusted total revenues and other income	1,386	84	>100%
(32)	(40)	(38)	(16%)	Adjusted operating and administrative expenses	(72)	(71)	1%
(1)	(0)	(0)	>100%	Adjusted depreciation, amortisation and net impairment losses	(1)	(0)	>100%
(31)	1,344	(1)	>(100%)	Adjusted earnings [5]	1,313	12	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2021 review

Net operating income was USD 1,310 million in the first half of 2021 compared to USD 11 million in the first half of 2020. The increase was due to gain on divestments completed in the first quarter of 2021 of around USD 1.4 billion. Net operating income in the first half of 2021 was impacted by lower net income from equity accounted investments compared to the first half of 2020. This was mainly driven by lower net income from equity accounted investments under development which contributed negatively to the result as expected due to increased activity level and higher costs compared to the first half of 2020 due to the progressing of projects.

Adjusted total revenue and other income increased due to gain on divestments in the first half of 2021. The increase was partially offset by lower result from equity accounted investments which is included in this line item, mainly due to Empire and Beacon Wind assets in development not accounted for as equity accounted investment in 2020. Adjusted operating and administrative expenses remain at same level. Increase due to higher project activity and business development costs in the US, the UK and in Asia was offset by lower operating expenses due to change in ownership and consolidation method related to Empire Wind and Beacon Wind in the US, following the farm-down of 50% of the owner share in the first quarter of 2021. Adjusted depreciation, amortisation and net impairment losses were slightly up compared to the first half of 2020 due to depreciation of certain water permits acquired in 2021.

After total net adjustments of USD 3 million, **Adjusted earnings** [5] were USD 1,313 million in the first half of 2021 compared to USD 12 million in the first half of 2020.

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2021

CONSOLIDATED STATEMENT OF INCOME

| | Quarters | | | | First half | | Full year |
Q2 2021	Q1 2021	Q2 2020	(unaudited, in USD million)	Note	2021	2020	2020*
17,380	16,129	7,563	Revenues	2	33,508	22,627	45,753
16	30	33	Net income/(loss) from equity accounted investments		47	104	53
66	1,431	7	Other income	3	1,497	2	12
17,462	17,589	7,603	Total revenues and other income	2	35,052	22,733	45,818
(7,399)	(7,166)	(2,750)	Purchases [net of inventory variation]		(14,565)	(10,146)	(20,986)
(2,134)	(1,941)	(2,234)	Operating expenses		(4,076)	(4,639)	(8,831)
(195)	(218)	(177)	Selling, general and administrative expenses		(413)	(374)	(706)
(2,111)	(2,797)	(2,522)	Depreciation, amortisation and net impairment losses	6	(4,908)	(6,959)	(15,235)
(326)	(247)	(393)	Exploration expenses		(572)	(1,028)	(3,483)
(12,164)	(12,369)	(8,075)	Total operating expenses	2	(24,534)	(23,147)	(49,241)
5,298	5,220	(472)	Net operating income/(loss)	2	10,518	(414)	(3,423)
(304)	(312)	(379)	Interest expenses and other financial expenses		(616)	(723)	(1,392)
(90)	(396)	130	Other financial items		(485)	498	556
(393)	(707)	(248)	Net financial items	4	(1,101)	(225)	(836)
4,905	4,513	(720)	Income/(loss) before tax		9,417	(640)	(4,259)
(2,962)	(2,659)	469	Income tax	5	(5,620)	(316)	(1,237)
1,943	1,854	(251)	Net income/(loss)		3,797	(956)	(5,496)
1,938	1,851	(254)	Attributable to equity holders of the company		3,789	(961)	(5,510)
5	3	3	Attributable to non-controlling interests		8	6	14
0.60	0.57	(0.08)	Basic earnings per share (in USD)		1.17	(0.29)	(1.69)
0.60	0.57	(0.08)	Diluted earnings per share (in USD)		1.16	(0.29)	(1.69)
3,247	3,248	3,276	Weighted average number of ordinary shares outstanding (in millions)		3,248	3,290	3,269
3,257	3,256	3,284	Weighted average number of ordinary shares outstanding diluted (in millions)		3,257	3,298	3,277

* Audited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q2 2021	Quarters Q1 2021	Q2 2020	(unaudited, in USD million)	First half 2021	2020	Full year 2020*
1,943	1,854	(251)	Net income/(loss)	3,797	(956)	(5,496)
107	117	41	Actuarial gains/(losses) on defined benefit pension plans	224	163	(106)
(24)	(25)	(8)	Income tax effect on income and expenses recognised in OCI[1]	(50)	(50)	19
83	91	33	Items that will not be reclassified to the Consolidated statement of income	174	113	(87)
119	(46)	1,560	Foreign currency translation effects	73	(2,622)	1,064
119	(46)	1,560	Items that may be subsequently reclassified to the Consolidated statement of income	73	(2,622)	1,064
202	45	1,593	Other comprehensive income/(loss)	247	(2,509)	977
2,144	1,899	1,342	Total comprehensive income/(loss)	4,044	(3,464)	(4,519)
2,140	1,896	1,340	Attributable to the equity holders of the company	4,036	(3,470)	(4,533)
5	3	3	Attributable to non-controlling interests	8	6	14

* Audited
1) Other comprehensive income (OCI).

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 30 June 2021	At 31 March 2021	At 31 December 2020*	At 30 June 2020
ASSETS					
Property, plant and equipment	6	65,373	63,161	65,672	63,941
Intangible assets	6	6,829	8,150	8,148	10,317
Equity accounted investments		2,377	2,374	2,262	1,599
Deferred tax assets		5,231	4,880	4,974	3,794
Pension assets		1,552	1,437	1,310	963
Derivative financial instruments		1,691	1,573	2,476	1,630
Financial investments		3,895	3,922	4,083	3,157
Prepayments and financial receivables		934	774	861	1,311
Total non-current assets		87,882	86,272	89,786	86,711
Inventories		2,548	2,917	3,084	2,974
Trade and other receivables		8,564	8,692	8,232	5,489
Derivative financial instruments		2,251	1,096	886	589
Financial investments		15,152	10,922	11,865	9,319
Cash and cash equivalents		9,912	8,992	6,757	9,700
Total current assets		38,426	32,619	30,824	28,072
Assets classified as held for sale	3	950	1,100	1,362	0
Total assets		127,259	119,991	121,972	114,783
EQUITY AND LIABILITIES					
Shareholders' equity		37,023	35,764	33,873	35,587
Non-controlling interests		18	18	19	23
Total equity		37,041	35,782	33,892	35,610
Finance debt[1]	4	28,112	27,991	29,118	28,632
Lease liabilities[1]		2,796	3,006	3,220	3,016
Deferred tax liabilities		12,306	11,440	11,224	8,907
Pension liabilities		4,411	4,363	4,292	3,572
Provisions and other liabilities	7	18,890	17,817	19,731	18,097
Derivative financial instruments		606	550	676	967
Total non-current liabilities		67,120	65,167	68,260	63,191
Trade, other payables and provisions		10,022	10,592	10,510	8,620
Current tax payable	5	5,156	3,249	1,148	674
Finance debt[1]	4	3,463	2,784	4,591	4,324
Lease liabilities[1]		1,113	1,131	1,186	1,139
Dividends payable		487	0	357	297
Derivative financial instruments		2,247	1,014	1,710	928
Total current liabilities		22,488	18,770	19,502	15,982
Liabilities directly associated with the assets classified as held for sale	3	610	271	318	0
Total liabilities		90,218	84,209	88,081	79,173
Total equity and liabilities		127,259	119,991	121,972	114,783

* Audited

1) Lease liabilities are separated from the line item Finance debt and 2020 has been reclassified.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Share-holders' equity	Non-controlling interests	Total equity
At 31 December 2019*	1,185	7,732	37,481	(5,258)	41,139	20	41,159
Net income/(loss)			(961)		(961)	6	(956)
Other comprehensive income/(loss)			113	(2,622)	(2,509)		(2,509)
Total comprehensive income/(loss)							(3,464)
Dividends			(1,189)		(1,189)		(1,189)
Share buy-back		(890)			(890)		(890)
Other equity transactions		(4)	(0)		(4)	(2)	(6)
At 30 June 2020	1,185	6,838	35,443	(7,879)	35,587	23	35,610
At 31 December 2020*	1,164	6,852	30,050	(4,194)	33,873	19	33,892
Net income/(loss)			3,789		3,789	8	3,797
Other comprehensive income/(loss)			174	73	247		247
Total comprehensive income/(loss)							4,044
Dividends			(877)		(877)		(877)
Other equity transactions		(8)	0		(8)	(9)	(18)
At 30 June 2021	1,164	6,844	33,136	(4,121)	37,023	18	37,041

* Audited

CONSOLIDATED STATEMENT OF CASH FLOWS

Q2 2021	Q1 2021	Q2 2020	(unaudited, in USD million)	Note	2021	2020	2020*
	Quarters				First half		Full year
4,905	4,513	(720)	Income/(loss) before tax		9,417	(640)	(4,259)
2,111	2,797	2,522	Depreciation, amortisation and net impairment losses	6	4,908	6,959	15,235
25	64	125	Exploration expenditures written off		89	560	2,506
43	(70)	321	(Gains)/losses on foreign currency transactions and balances	4	(27)	24	646
16	(1,383)	(15)	(Gains)/losses on sale of assets and businesses	3	(1,367)	(1)	18
(565)	222	257	(Increase)/decrease in other items related to operating activities[1]		(343)	492	918
170	577	25	(Increase)/decrease in net derivative financial instruments		746	(264)	(451)
39	39	43	Interest received		78	108	162
(199)	(141)	(198)	Interest paid		(340)	(380)	(730)
6,543	6,617	2,360	Cash flows provided by operating activities before taxes paid and working capital items		13,161	6,859	14,045
(344)	(84)	(1,744)	Taxes paid		(428)	(2,631)	(3,134)
444	(549)	(248)	(Increase)/decrease in working capital		(106)	1,183	(524)
6,643	5,984	368	Cash flows provided by operating activities		12,627	5,411	10,386
(111)	0	0	Cash used in business combinations[2]	3	(111)	0	0
(1,747)	(2,151)	(1,899)	Capital expenditures and investments		(3,897)	(4,249)	(8,476)
(4,224)	699	(2,730)	(Increase)/decrease in financial investments[3]		(3,525)	(2,131)	(3,703)
(65)	(305)	(45)	(Increase)/decrease in derivatives financial instruments		(370)	(71)	(620)
(134)	(3)	2	(Increase)/decrease in other interest-bearing items		(137)	3	202
692	1,146	0	Proceeds from sale of assets and businesses	3	1,839	2	505
(5,589)	(613)	(4,671)	Cash flows used in investing activities		(6,202)	(6,446)	(12,092)
0	0	8,347	New finance debt		0	8,347	8,347
(1)	(1,424)	0	Repayment of finance debt[4]		(1,425)	0	(2,055)
(308)	(302)	(318)	Repayment of lease liabilities[4]		(610)	(623)	(1,277)
(389)	(355)	(904)	Dividends paid		(744)	(1,750)	(2,330)
0	0	0	Share buy-back		0	(58)	(1,059)
687	(1,015)	(150)	Net current finance debt and other financing activities		(327)	(198)	1,365
(10)	(3,096)	6,975	Cash flows provided by/(used in) financing activities		(3,107)	5,717	2,991
1,044	2,274	2,672	Net increase/(decrease) in cash and cash equivalents		3,318	4,682	1,285
3	(174)	162	Effect of exchange rate changes on cash and cash equivalents		(170)	(159)	294
8,857	6,757	6,866	Cash and cash equivalents at the beginning of the period (net of overdraft)		6,757	5,177	5,177
9,904	8,857	9,700	Cash and cash equivalents at the end of the period (net of overdraft)[5]		9,904	9,700	6,757

* Audited

1) Second quarter 2021 includes redetermination settlement for the Agbami field. For more information see note 7 Provisions, commitments, contingent liabilities and contingent assets for more information.
2) Net after cash and cash equivalents acquired.
3) Includes sale of Lundin shares in the second quarter of 2020.
4) Repayment of lease liabilities are separated from the line item Repayment of finance debt and 2020 has been reclassified.
5) At 30 June 2021 cash and cash equivalents included a net overdraft of USD 7 million. At 31 December 2020 and at 30 June 2020 cash and cash equivalents net overdraft were zero.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities
Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group's (Equinor's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All of Equinor's oil and gas activities and net assets on the Norwegian continental shelf are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Following changes in Equinor's internal reporting to management, the composition of Equinor's operating and reporting segments changed as of the first quarter 2021. Segment information for prior periods has been reclassified to align with the new segment presentation. Certain further changes to Equinor's operating segments took effect on 1 June 2021, but this did not impact the reporting segments, and no reclassifications were required. For more information, see note 2 Segments to these condensed interim financial statements.

Equinor's condensed interim financial statements for the second quarter of 2021 were authorised for issue by the board of directors on 27 July 2021.

Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2020. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these condensed interim financial statements is included in Equinor's Consolidated annual financial statements for 2020.

There have been no changes to the significant accounting policies during 2021 compared to the Consolidated annual financial statements for 2020.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The condensed interim financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The ongoing Covid-19 pandemic creates additional estimation uncertainties and impacts key assumptions applied by Equinor in the valuation of our assets and the measurement of our liabilities. Reference is made to note 2 Significant accounting policies in Equinor's Consolidated annual financial statements for 2020 and to note 8 Impact of the Covid-19 pandemic to these condensed interim financial statements for further information.

2 Segments

As from 1 June 2021 Equinor's operations are managed through the following operating segments (business areas): Exploration & Production Norway (EPN), Exploration & Production International (EPI), Exploration & Production USA (EPIUSA), Marketing, Midstream & Processing (MMP), Renewables (REN), Projects, Drilling and Procurement (PDP) and Technology, Digital & Innovation (TDI) and Corporate staff and functions.

The main change in the organisational corporate structure compared to previous periods is that the operating segment Development & Production Brazil is merged into the operating segment Exploration & Production International. In addition, the operating segment Exploration is divided and merged into Exploration & Production Norway, Exploration & Production International and Exploration & Production USA. Global Strategy & Business development is divided and merged into the functions for Chief Financial Officer and Safety, Security and Sustainability. The operating segment Technology, Projects & Drilling is split into Technology, Digital & Innovation and Projects, Drilling & Procurement. The new organisational corporate structure has not implied any changes in the reportable segments.

The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) consist of the business areas EPN, EPI, EPIUSA, MMP and REN respectively. The operating segments, PDP, TDI and corporate staffs and functions are aggregated into the reporting segment "Other" due to the immateriality of these operating segments. The majority of the costs within the operating segments PDP and TDI are allocated to the E&P Norway, E&P International, E&P USA, MMP and REN reporting segments.

The changes have no material effect on comparable figures.

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment "Other". The new reporting structure has been applied retrospectively with comparable figures reclassified. The change has its basis in the increased strategic importance of the renewable business for Equinor and that the information is regarded useful for the readers of the financial statements.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminations column below. Inter-segment revenues are based upon estimated market prices.

The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Second quarter 2021 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	42	287	101	16,892	7	117	0	17,446
Revenues inter-segment	6,167	1,170	867	82	0	1	(8,287)	0
Net income/(loss) from equity accounted investments	0	19	0	7	(6)	(4)	0	16
Total revenues and other income	6,210	1,475	968	16,981	2	114	(8,287)	17,462
Purchases [net of inventory variation]	0	14	(0)	(15,448)	0	(0)	8,035	(7,399)
Operating, selling, general and administrative expenses	(828)	(439)	(287)	(1,097)	(32)	57	298	(2,329)
Depreciation, amortisation and net impairment losses	(908)	(228)	(438)	(284)	(1)	(252)	0	(2,111)
Exploration expenses	(55)	(231)	(39)	0	0	0	0	(326)
Total operating expenses	(1,792)	(884)	(764)	(16,829)	(33)	(195)	8,333	(12,164)
Net operating income/(loss)	4,418	591	204	152	(31)	(82)	46	5,298
Additions to PP&E, intangibles and equity accounted investments	1,368	429	180	59	156	52	0	2,243

First quarter 2021 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	28	221	121	15,697	1,382	111	0	17,559
Revenues inter-segment	5,755	805	872	84	0	1	(7,517)	0
Net income/(loss) from equity accounted investments	0	23	0	8	(1)	0	0	30
Total revenues and other income	5,783	1,049	993	15,789	1,381	111	(7,517)	17,589
Purchases [net of inventory variation]	0	(29)	(0)	(14,176)	0	(0)	7,040	(7,166)
Operating, selling, general and administrative expenses	(794)	(252)	(335)	(1,069)	(40)	54	277	(2,160)
Depreciation, amortisation and net impairment losses	(1,570)	(400)	(436)	(152)	(0)	(240)	0	(2,797)
Exploration expenses	(70)	(107)	(70)	0	0	0	0	(247)
Total operating expenses	(2,433)	(788)	(841)	(15,397)	(40)	(187)	7,317	(12,369)
Net operating income/(loss)	3,350	261	152	392	1,341	(76)	(200)	5,220
Additions to PP&E, intangibles and equity accounted investments	1,308	396	157	38	128	(13)	(0)	2,014

Second quarter 2020 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN[1]	Other[1]	Eliminations	Total
Revenues third party, other revenue and other income	10	52	67	7,392	(0)	50	0	7,570
Revenues inter-segment	1,649	515	408	88	0	1	(2,661)	0
Net income/(loss) from equity accounted investments	0	(11)	0	7	38	0	0	33
Total revenues and other income	1,659	555	475	7,486	38	50	(2,661)	7,603
Purchases [net of inventory variation]	0	(26)	0	(5,127)	0	(0)	2,403	(2,750)
Operating, selling, general and administrative expenses	(706)	(281)	(293)	(1,423)	(38)	163	166	(2,411)
Depreciation, amortisation and net impairment losses	(992)	(509)	(475)	(326)	(0)	(220)	0	(2,522)
Exploration expenses	(65)	(288)	(40)	0	0	0	0	(393)
Total operating expenses	(1,762)	(1,103)	(808)	(6,877)	(38)	(56)	2,569	(8,075)
Net operating income/(loss)	(104)	(548)	(332)	610	(0)	(6)	(92)	(472)
Additions to PP&E, intangibles and equity accounted investments	1,118	484	268	51	4	382	(0)	2,307

1) Reclassified

First half 2021 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	70	508	222	32,589	1,389	227	0	35,005
Revenues inter-segment	11,923	1,975	1,739	166	0	2	(15,804)	0
Net income/(loss) from equity accounted investments	0	42	0	15	(6)	(4)	0	47
Total revenues and other income	11,992	2,525	1,961	32,770	1,383	225	(15,804)	35,052
Purchases [net of inventory variation]	0	(15)	(0)	(29,625)	0	(1)	15,076	(14,565)
Operating, selling, general and administrative expenses	(1,622)	(691)	(622)	(2,166)	(72)	110	574	(4,489)
Depreciation, amortisation and net impairment losses	(2,478)	(627)	(873)	(436)	(1)	(492)	0	(4,908)
Exploration expenses	(125)	(338)	(109)	0	0	0	0	(572)
Total operating expenses	(4,225)	(1,672)	(1,605)	(32,226)	(73)	(383)	15,650	(24,534)
Net operating income/(loss)	7,767	853	356	544	1,310	(157)	(154)	10,518
Additions to PP&E, intangibles and equity accounted investments	2,676	825	337	97	284	38	0	4,257
Balance sheet information								
Equity accounted investments	3	1,181	0	96	1,067	32	(0)	2,377
Non-current segment assets	35,530	17,481	11,811	3,572	141	3,668	0	72,202
Non-current assets not allocated to segments								13,303
Total non-current assets								87,882

First half 2020 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN[1]	Other[1]	Eliminations	Total
Revenues third party, other revenue and other income	17	218	208	22,087	0	99	0	22,629
Revenues inter-segment	5,179	1,680	1,152	184	0	1	(8,197)	0
Net income/(loss) from equity accounted investments	0	5	0	18	82	0	0	104
Total revenues and other income	5,196	1,903	1,360	22,289	82	100	(8,197)	22,733
Purchases [net of inventory variation]	0	(68)	0	(18,627)	0	(0)	8,549	(10,146)
Operating, selling, general and administrative expenses	(1,341)	(779)	(664)	(2,767)	(71)	255	353	(5,014)
Depreciation, amortisation and net impairment losses	(2,833)	(1,380)	(1,711)	(607)	(0)	(429)	0	(6,959)
Exploration expenses	(160)	(536)	(332)	0	0	0	0	(1,028)
Total operating expenses	(4,333)	(2,763)	(2,707)	(22,001)	(72)	(174)	8,902	(23,147)
Net operating income/(loss)	863	(860)	(1,347)	288	11	(74)	705	(414)
Additions to PP&E, intangibles and equity accounted investments	2,407	1,225	694	107	5	484	(0)	4,922
Balance sheet information								
Equity accounted investments	2	563	0	87	925	20	0	1,599
Non-current segment assets	30,547	19,715	15,557	4,350	189	3,901	0	74,259
Non-current assets not allocated to segments								10,853
Total non-current assets								86,711

1) Reclassified

In the second quarter of 2021 Equinor recognised net impairment reversals of USD 276 million of which USD 113 million was impairments of acquisition cost and signature bonuses classified as exploration expenses. The line item Exploration expenses in the Consolidated statement of income also includes impairment of capitalised exploration well cost. For information regarding impairment of capitalised exploration cost, see note 6 Property, plant and equipment and intangible assets.

In the E&P International segment the net impairment reversal was USD 93 million. Impairments of USD 95 million related to exploration licenses in South America and were classified as exploration expenses. Net impairment reversal of other assets of USD 188 million were mainly related to an asset in the Europe and Asia area caused by positive change in the short-term price assumptions and a North America offshore asset valued at fair value less cost to sell following the reclassification to held for sale.

In the E&P Norway segment the net impairment reversal was USD 396 million mainly related to an offshore asset caused by a positive change in the short-term price assumptions.

In the MMP segment the impairments were USD 185 million mainly related to a refinery valued at fair value less cost to sell following the reclassification to held for sale.

In addition, in the segments Other and E&P USA total impairments of USD 29 million have been recognized.

For information on group impairment losses and reversals, see note 6 Property, plant and equipment and intangible assets.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

See also note 8 Impact of the Covid-19 pandemic.

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the second quarter of 2021, Norway constitutes 76% and USA constitutes 16% of such revenues. For the second quarter of 2020, Norway and USA constituted 79% and 16% of such revenues, respectively.

For the first half of 2021, Norway constitutes 78% and the US constitutes 16% of such revenues. For the first half of 2020, Norway and the US constituted 80% and 15% of such revenues respectively.

Non-current assets by country

(in USD million)	At 30 June 2021	At 31 March 2021	At 31 December 2020	At 30 June 2020
Norway	**41,342**	40,261	42,192	36,383
USA	**12,667**	12,867	13,172	16,524
Brazil	**8,339**	8,226	8,203	8,796
UK	**4,222**	4,256	4,398	4,913
Azerbaijan	**1,674**	1,670	1,683	1,696
Canada	**1,478**	1,445	1,527	1,435
Russia	**1,012**	974	973	427
Angola	**914**	897	725	1,331
Algeria	**772**	794	808	866
Denmark	**568**	918	953	887
Other countries	**1,592**	1,378	1,447	2,601
Total non-current assets[1)]	**74,579**	73,686	76,082	75,858

1) Excluding deferred tax assets, pension assets and non-current financial assets.

Revenues from contracts with customers and other revenues

Quarters Q2 2021	Q1 2021	Q2 2020	(in USD million)	First half 2021	2020	Full year 2020
9,060	8,714	4,018	Crude oil	17,774	11,858	24,509
3,443	3,298	1,188	Natural gas	6,741	3,358	7,213
2,908	2,661	923	- European gas	5,569	2,691	5,839
319	422	196	- North American gas	741	486	1,010
215	216	68	- Other incl. Liquefied natural gas	431	181	363
2,682	2,373	1,258	Refined products	5,055	3,287	6,534
1,672	1,910	839	Natural gas liquids	3,582	2,288	5,069
205	256	286	Transportation	461	615	1,083
341	112	88	Other sales	454	225	681
17,402	16,664	7,677	Revenues from contracts with customers	34,067	21,631	45,088
80	78	(9)	Taxes paid in-kind	158	38	93
294	(159)	152	Physically settled commodity derivatives	135	251	209
(471)	(523)	(318)	Gain/(loss) on commodity derivatives	(994)	594	108
74	69	61	Other revenues	143	113	256
(23)	(536)	(114)	Total other revenues	(558)	996	665
17,380	16,129	7,563	Revenues	33,508	22,627	45,753

3 Acquisitions and disposals

Divestments
Bakken onshore unconventional field
On 26 April 2021, Equinor closed the transaction to divest its interests in the Bakken field in the US states of North Dakota and Montana to Grayson Mill Energy, backed by EnCap Investments for an estimated total consideration of USD 819 million, including interim period settlement, for which payment has been received in the first half 2021. Post-closing settlement adjustments are ongoing, and the consideration will be final in early 2022. The asset was impaired in the first quarter 2021. In the second quarter 2021, an insignificant loss was recorded and is presented in the line item Operating expenses in the Consolidated statement of income in the E&P USA segment.

Divestment of 10% of Dogger Bank Farm A and B
On 26 February 2021, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank Wind Farm A and B assets in the UK for a total consideration of GBP 206.4 million (USD 285 million), resulting in a gain of GBP 202.8 million (USD 280 million). After closing, the new overall shareholdings in Dogger Bank A and Dogger Bank B are SSE Renewables (40%), Equinor (40%), and Eni (20%). Equinor will continue to equity account for the remaining investment as a joint venture. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Divestment of non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast
On 29 January 2021, Equinor closed the transaction with BP to sell 50% of the non-operated interests in the Empire Wind and Beacon Wind assets for a preliminary total consideration after interim period adjustments of USD 1.2 billion, resulting in a gain of USD 1.1 billion for the divested part, of which USD 500 million had been prepaid at the end of December 2020. Through this transaction, the two companies have established a strategic partnership for further growth within offshore wind in the USA. Following the transaction, Equinor remains the operator with a 50% interest. Equinor consolidated the assets until transaction closing, and thereafter the investments are classified as joint ventures and accounted for using the equity method. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Acquisitions
Acquisition of Wento
On 5 May 2021, Equinor completed a transaction to acquire 100% of the shares in Polish onshore renewables developer Wento from the private equity firm Enterprise Investors for a cash consideration of EUR 98 million (USD 117 million) after net cash adjustments. In addition, Equinor acquired a receivable of USD 3 million from Enterprise Investors towards investees. The assets and liabilities related to the acquired business have been recognised under the acquisition method. The acquisition resulted in an increase of Equinor's intangible assets of USD 46 million, goodwill of USD 59 million, deferred tax liability of USD 9 million and other net assets of USD 21 million. The goodwill reflects the expected synergies, competence and access to the Polish renewables market obtained in the acquisition. The transaction has been accounted for in the REN reporting segment.

Held for sale
On 10 June 2021, Equinor entered into an agreement with the Klesch Group to sell 100% of the shares in Equinor Refining Denmark A/S. Equinor Refining Denmark A/S consists of the Kalundborg refinery and terminal in the northwest of Zealand, the Hedehusene terminal near Copenhagen as well as associated infrastructure and industrial property. The assets and liabilities related to this entity are classified as held for sale and presented in the reporting segment MMP at 30 June 2021. Closing of the transaction is subject to customary approvals and contractual condition precedents. Closing is expected in the second half of 2021. Equinor has recognised an impairment loss based on the estimated fair value less costs to sell, see note 2 Segments.

In the second quarter 2021 Equinor has reached an agreement on commercial terms to sell its share of an asset in offshore North America. The assets and liabilities related to this entity are classified as held for sale and presented in the E&P International segment at 30 June 2021. The net carrying amount of the interests to be disposed of is immaterial. Equinor has recognised an impairment reversal based on the estimated fair value less costs to sell, see note 2 Segments.

4 Financial items

Q2 2021	Quarters Q1 2021	Q2 2020	(in USD million)	First half 2021	2020	Full year 2020
(43)	70	(321)	Net foreign currency exchange gains/(losses)	27	(24)	(646)
28	45	14	Interest income and other financial items	72	238	248
27	(150)	248	Gains/(losses) on financial investments	(123)	(98)	506
(101)	(360)	189	Gains/(losses) other derivative financial instruments	(462)	382	448
(304)	(312)	(379)	Interest and other finance expenses	(616)	(723)	(1,392)
(393)	(707)	(248)	Net financial items	(1,101)	(225)	(836)

Gains/(losses) on derivative financial instruments is a loss of USD 101 million in the second quarter of 2021, compared to a gain of USD 189 million in the second quarter of 2020, mainly due to increased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 950 million has been utilized as of 30 June 2021.

In the first half of 2021, Equinor recorded total lease payments of USD 663 million, of which USD 54 million were payment of interest and USD 610 million were down-payment of lease liabilities.

5 Income taxes

Q2 2021	Quarters Q1 2021	Q2 2020	(in USD million)	First half 2021	2020	Full year 2020
4,905	4,513	(720)	Income/(loss) before tax	9,417	(640)	(4,259)
(2,962)	(2,659)	469	Income tax	(5,620)	(316)	(1,237)
60.4%	58.9%	65.2%	Effective tax rate	59.7%	(49.5%)	(29.0%)

The tax rate for the second quarter of 2021 and for the first half of 2021 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets.

The tax rate for the second quarter of 2021 was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the second quarter of 2020 and for the first half of 2020 was primarily influenced by the temporary changes to Norway's petroleum tax system and changes in best estimates for uncertain tax positions.

The tax rate for the first half of 2020 was also influenced by losses including impairments recognised in countries with unrecognised deferred tax assets or in countries with lower than average tax rates and currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the full year 2020 was primarily influenced by losses including net impairments recognised in countries with unrecognised deferred taxes or in countries with lower than average tax rates. The tax rate was also influenced by currency effects in entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway's petroleum tax system and changes in best estimates for uncertain tax positions.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Carrying amount at 31 December 2020	65,672	8,148
Additions through business combinations	4	106
Additions	3,429	166
Transfers	1,467	(1,467)
Disposals and reclassifications	45	(12)
Transferred to assets classified as held for sale	(281)	(0)
Expensed exploration expenditures and net impairment losses	–	(89)
Depreciation, amortisation and net impairment losses	(4,890)	(18)
Foreign currency translation effects	(73)	(5)
Carrying amount at 30 June 2021	65,373	6,829

Right-of-use (RoU) assets are included within property, plant and equipment with a net book value of USD 3,618 million per 30 June 2021. Additions to RoU assets amount to USD 167 million. Gross depreciation and impairment of RoU assets amount to USD 636 million in the first half of 2021, of which depreciation costs of USD 158 million have been allocated to exploration and development activities and are presented net on the Depreciation, amortisation and net impairment losses and Additions lines in the table above.

Net impairments/(reversal) of impairments
For information on impairment losses and reversals per reporting segment, see note 2 Segments.

Second quarter (in USD million)	Property, plant and equipment		Intangible assets		Total	
	2021	2020	2021	2020	2021	2020
Producing and development assets	(390)	263	0	0	(390)	263
Goodwill	–	–	0	0	0	0
Other intangible assets	–	–	1	0	1	0
Acquisition costs related to oil and gas prospects	–	–	113	111	113	111
Total net impairment loss/(reversal) recognised	(390)	263	114	111	(276)	374

First half (in USD million)	Property, plant and equipment		Intangible assets		Total	
	2021	2020	2021	2020	2021	2020
Producing and development assets	21	2,379	12	277	33	2,656
Goodwill	–	–	1	1	1	1
Other intangible assets	–	–	1	0	1	0
Acquisition costs related to oil and gas prospects	–	–	117	170	117	170
Total net impairment loss/(reversal) recognised	21	2,379	131	448	152	2,827

The net impairments have been recognised in the Consolidated statement of income as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts in the second quarter and first half of 2021 were mainly based on value in use.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

7 Provisions, commitments, contingent liabilities and contingent assets

Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have decreased by USD 548 million to USD 16,743 million compared to year-end 2020, mainly due to the increase in discount rates and divestments, partially offset by increase in cost estimates and additions. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

Supreme Court decision related to ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services)
In Brazil, the State of Rio de Janeiro in 2015 published a law whereby crude oil extraction would be subject to a 18% ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services). The Brazilian Industry Association filed a suit with the Federal Supreme Court of Brazil challenging the law's constitutionality, and in March 2021 the plenary of Brazil's Supreme Court declared the State of Rio de Janeiro's law to be unconstitutional. The decision became final in May 2021. As a result, Equinor requested that the Supreme Court's decision is reflected in the ICMS related legal proceedings which previously were initiated by Equinor and which currently are ongoing for the Roncador and Peregrino fields in in the legal system of the State of Rio de Janeiro. During the second quarter, developments in these state-level legal proceedings regarding the Peregrino field resulted in a reduction in Equinor's overall maximum exposure, which at the end of the second quarter 2021 is estimated at USD 428 million. Following the Supreme Court's decision, Equinor evaluates the probability of any cash outflow in these cases to be remote. As no provisions have previously been made in the matter, the Brazilian Supreme Court's decision does not impact Equinor's condensed interim financial statements for the second quarter or first half of 2021.

Redetermination process for Agbami field
Through its ownership in OML 128 in Nigeria, Equinor is a party to an ownership interest redetermination process for the Agbami field, which will reduce Equinor's ownership interest. A non-binding agreement for settlement of the redetermination was reached during the fourth quarter of 2018. The parties to the non-binding agreement have thereafter continued to work towards a final settlement and agreed-upon ownership percentage adjustment. In June 2021, Equinor paid a total of USD 822 million to two of the partners in the Agbami Unit. The payment covered outstanding amounts between the three parties as of 31 March 2021. Following the payment, an adjustment to the previous provision by USD 57 million has been reflected in the E&P International segment under Other Revenue. The remaining Agbami redetermination related provision reflected in Trade and other payables in the Consolidated balance sheet at second quarter end is immaterial.

Mineral rights dispute along the Missouri riverbank
Equinor produces minerals from wells in spacing units along the Missouri River in which ownership of the mineral rights associated with the near shore region up to the ordinary high-water mark have been disputed. As operator of wells in those units, Equinor has a right to part of the proceeds, and a responsibility to distribute the remainder of the proceeds from the production to the owners of the mineral rights. As the riverbank has moved continuously over time, updated river-surveys have resulted in interest claims from several parties, including the State of North Dakota, the United States, and private parties. During the second quarter of 2021, Equinor has received updated title opinions reflecting the latest State survey that resulted in clarification among the main parties. Certain limited procedural matters remain, but Equinor's maximum exposure in the case has been significantly reduced and at this stage is minor. Amounts reflected in the matter in the Consolidated balance sheet at 30 June 2021 and in the Consolidated statement of income during the second quarter and for the first half of 2021 are immaterial.

During the normal course of its business, Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset in respect of such litigation and claims, cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Impact of the Covid-19 pandemic

In 2021, the Covid-19 pandemic continues to impact worldwide economic growth and energy demand, and the uncertainties with regard to recovery from the effects of the pandemic remain. During the first half of 2021, oil prices rebounded after an unprecedented collapse and increased volatility in 2020. Developments related to the ongoing pandemic, such as new or continued lockdowns or other measures implemented by various countries, new outbreaks, and the success of ongoing vaccination efforts, will continue to impact energy demand, energy prices, and related volatilities in 2021 and beyond. At the same time, markets are currently showing signs of increased demand relative to supply, reflected in higher price levels for oil and gas in the near term.

On 19 March 2021, Equinor published its 2020 Annual Report and Form 20-F. The impact of the Covid-19 pandemic for the Equinor group, including the impact for future energy price levels and demand, is discussed and reflected in a number of notes to those 2020 annual consolidated financial statements. The Covid-19 pandemic related information with a reach beyond 2020 continue, in all material aspects, to apply for the first half of 2021.

During the first half of 2021, Equinor has only experienced immaterial effects of the pandemic from assets in operation, due to measures taken to maintain and secure safe production. The Covid-19 pandemic continues to impact Equinor's maintenance and development project portfolio world-wide with personnel limitation issues causing schedule delays and cost increases. The situation continues to be unpredictable and may have additional consequences for the progress and costs of our projects.

Within the group, some projects in the portfolio continue to be impacted by the Covid-19 pandemic, and especially related to Equinor's Brazilian organization and the Peregrino field projects and some of the Norwegian development projects.

9 Subsequent events

On 27 July 2021, the board of directors resolved to declare a dividend for the second quarter of 2021 of USD 0.18 per share. The Equinor shares will trade ex-dividend 11 November 2021 on the Oslo Børs and 10 November 2021 for ADR holders on the New York Stock Exchange. Record date will be 12 November 2021 and payment date will be 24 November 2021.

On 27 July 2021, the board of directors resolved the commencement of the first tranche of the share buy-back programme for a total of USD 300 million, including shares to be redeemed from the Norwegian State. The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled. The first tranche will end no later than 28 September 2021.

Responsibility statement

Board and management confirmation

Today, the board of directors, the chief executive officer and the chief financial officer have reviewed and approved the Equinor ASA Condensed interim financial statements as of 30 June 2021.

To the best of our knowledge, we confirm that:
- the Equinor ASA Condensed interim financial statements for the first half of 2021 have been prepared in accordance with IFRSs as adopted by the European Union (EU), IFRSs as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the group, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of major related-party transactions

Oslo, 27 July 2021

THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ JEROEN VAN DER VEER
DEPUTY CHAIR

/s/ BJØRN TORE GODAL

/s/ REBEKKA GLASSER HERLOFSEN

/s/ ANNE DRINKWATER

/s/ JONATHAN LEWIS

/s/ FINN BJØRN RUYTER

/s/ TOVE ANDERSEN

/s/ STIG LÆGREID

/s/ PER MARTIN LABRÅTEN

/s/ HILDE MØLLERSTAD

/s/ ULRICA FEARN
CHIEF FINANCIAL OFFICER

/s/ ANDERS OPEDAL
PRESIDENT AND CEO

Supplementary disclosures

Operational data

Q2 2021	Quarters Q1 2021	Q2 2020	Change Q2 on Q2	Operational data	First half 2021	2020	Change
				Prices			
68.8	60.9	29.2	>100%	Average Brent oil price (USD/bbl)	64.9	39.7	63%
64.9	57.3	23.5	>100%	E&P Norway average liquids price (USD/bbl)	60.8	34.0	79%
65.3	58.6	24.4	>100%	E&P International average liquids price (USD/bbl)	62.3	36.4	71%
56.7	50.5	19.0	>100%	E&P USA average liquids price (USD/bbl)	53.5	29.5	81%
63.7	56.4	22.9	>100%	Group average liquids price (USD/bbl) [1]	60.0	33.6	79%
533	480	229	>100%	Group average liquids price (NOK/bbl) [1]	507	327.5	55%
7.08	5.46	0.91	>100%	E&P Norway average internal gas price (USD/mmbtu) [9]	6.23	1.82	>100%
1.82	2.28	1.26	44%	E&P USA average internal gas price (USD/mmbtu) [9]	1.99	1.41	41%
7.54	6.65	2.24	>100%	Average invoiced gas prices - Europe (USD/mmbtu) [8]	7.07	3.23	>100%
2.25	2.71	1.47	53%	Average invoiced gas prices - North America (USD/mmbtu) [8]	2.50	1.68	49%
3.4	1.5	3.9	(13%)	Refining reference margin (USD/bbl) [2]	2.4	2.8	(13%)
				Entitlement production (mboe per day)			
604	662	637	(5%)	E&P Norway entitlement liquids production	633	643	(2%)
212	212	235	(10%)	E&P International entitlement liquids production	212	250	(15%)
138	150	172	(20%)	E&P USA entitlement liquids production	144	179	(19%)
954	1,024	1,044	(9%)	Group entitlement liquids production	989	1,072	(8%)
652	723	644	1%	E&P Norway entitlement gas production	687	694	(1%)
39	55	31	26%	E&P International entitlement gas production	47	44	7%
199	212	179	12%	E&P USA entitlement gas production	206	177	17%
891	990	854	4%	Group entitlement gas production	940	915	3%
1,845	2,014	1,897	(3%)	Total entitlement liquids and gas production [3]	1,929	1,987	(3%)
				Equity production (mboe per day)			
604	662	637	(5%)	E&P Norway equity liquids production	633	643	(2%)
295	299	291	1%	E&P International equity liquids production	297	322	(8%)
153	169	195	(22%)	E&P USA equity liquids production	161	204	(21%)
1,052	1,130	1,123	(6%)	Group equity liquids production	1,091	1,169	(7%)
652	723	644	1%	E&P Norway equity gas production	687	694	(1%)
54	61	34	57%	E&P International equity gas production	57	51	13%
239	254	210	13%	E&P USA equity gas production	246	208	18%
945	1,037	888	6%	Group equity gas production	991	953	4%
1,997	2,168	2,011	(1%)	Total equity liquids and gas production [4]	2,082	2,122	(2%)
				REN power generation			
282	450	304	(7%)	Power generation (GWh)	732	862	(15%)

Exchange rates

Q2 2021	Quarters Q1 2021	Q2 2020	Change Q2 on Q2	Exchange rates	First half 2021	2020	Change
0.1195	0.1174	0.1000	20%	NOK/USD average daily exchange rate	0.1184	0.1027	15%
0.1168	0.1173	0.1026	14%	NOK/USD period-end exchange rate	0.1168	0.1026	14%
8.3697	8.5146	10.0023	(16%)	USD/NOK average daily exchange rate	8.4445	9.7382	(13%)
8.5592	8.5249	9.7446	(12%)	USD/NOK period-end exchange rate	8.5592	9.7446	(12%)
1.2058	1.2048	1.1008	10%	EUR/USD average daily exchange rate	1.2053	1.1015	9%
1.1884	1.1725	1.1198	6%	EUR/USD period-end exchange rate	1.1884	1.1198	6%

Health, safety and the environment

| Twelve months average per | | | First half | First half |
Q2 2021	Q2 2020	Health, safety and the environment	2021	2020
		Injury/incident frequency		
2.5	2.2	Total recordable injury frequency (TRIF)	2.5	2.0
0.5	0.6	Serious Incident Frequency (SIF)	0.3	0.5
		Oil spills		
125	165	Accidental oil spills (number of)	58	68
50	8,968	Accidental oil spills (cubic metres)	27	129

Climate	First half 2021	Full year 2020
Upstream CO2 intensity (kg CO2/boe) [1]	7.4	8.0

1) Total scope 1 emissions of CO_2 (kg CO_2) from exploration and production, divided by total production (boe).

Reconciliation of net operating income/(loss) to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the second quarter of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Net operating income/(loss)	5,298	4,418	591	204	152	(31)	(36)
Total revenues and other income	(289)	(22)	(161)	-	(107)	0	-
Changes in fair value of derivatives	(60)	(19)	-	-	(41)	-	-
Periodisation of inventory hedging effect	(67)	-	-	-	(67)	-	-
Over-/underlift	(106)	(2)	(103)	-	-	-	-
Provisions	(57)	-	(57)	-	-	-	-
Purchases [net of inventory variation]	(133)	-	-	-	(87)	-	(46)
Operational storage effects	(87)	-	-	-	(87)	-	-
Eliminations	(46)	-	-	-	-	-	(46)
Operating and administrative expenses	42	(35)	62	15	1	-	-
Over-/underlift	26	(35)	62	-	-	-	-
Other adjustments	(25)	-	-	-	(25)	-	-
Gain/loss on sale of assets	15	-	-	15	-	-	-
Provisions	26	-	-	-	26	-	-
Depreciation, amortisation and net impairment losses	(389)	(403)	(188)	-	185	-	17
Impairment	211	-	9	-	185	-	17
Reversal of Impairment	(600)	(403)	(197)	-	-	-	-
Exploration expenses	113	7	95	11	-	-	-
Impairment	113	7	95	11	-	-	-
Sum of adjustments to net operating income/(loss)	(656)	(453)	(193)	26	(8)	0	(29)
Adjusted earnings/(loss) [5]	4,641	3,964	399	230	144	(31)	(64)
Tax on adjusted earnings	(3,064)	(2,856)	(106)	0	(127)	4	20
Adjusted earnings/(loss) after tax [5]	1,578	1,108	293	230	18	(27)	(44)

Items impacting net operating income/(loss) in the second quarter of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International*	Exploration & Production USA	Marketing, Midstream & Processing	Renewables*	Other*
Net operating income/(loss)	**(472)**	(104)	(548)	(332)	610	(0)	(98)
Total revenues and other income	**441**	57	66	-	319	(1)	-
Changes in fair value of derivatives	**36**	-	-	-	36	-	-
Periodisation of inventory hedging effect	**288**	-	-	-	288	-	-
Impairment	**(1)**	-	-	-	-	(1)	-
Over-/underlift	**123**	57	66	-	-	-	-
Gain/loss on sale of assets	**(6)**	-	-	-	(6)	-	-
Purchases [net of inventory variation]	**(48)**	-	-	-	(145)	-	97
Operational storage effects	**(145)**	-	-	-	(145)	-	-
Eliminations	**97**	-	-	-	-	-	97
Operating and administrative expenses	**60**	(38)	(43)	(9)	149	-	-
Over-/underlift	**(81)**	(38)	(43)	-	-	-	-
Gain/loss on sale of assets	**(9)**	-	-	(9)	-	-	-
Provisions	**149**	-	-	-	149	-	-
Depreciation, amortisation and net impairment losses	**263**	-	35	-	228	-	-
Impairment	**263**	-	35	-	228	-	-
Exploration expenses	**111**	-	111	-	-	-	-
Impairment	**111**	-	111	-	-	-	-
Sum of adjustments to net operating income/(loss)	**827**	19	169	(9)	551	(1)	97
Adjusted earnings/(loss) [5]	**354**	(85)	(379)	(341)	1,161	(1)	(1)
Tax on adjusted earnings	**291**	408	144	0	(465)	(1)	205
Adjusted earnings/(loss) after tax [5]	**646**	323	(235)	(341)	696	(1)	204

* Reclassified to reflect change to segment.

Items impacting net operating income/(loss) in the first half of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Net operating income/(loss)	**10,518**	7,767	853	356	544	1,310	(311)
Total revenues and other income	**(552)**	(165)	(12)	–	(378)	3	–
Changes in fair value of derivatives	**(44)**	(19)	–	–	(24)	–	–
Periodisation of inventory hedging effect	**(354)**	–	–	–	(354)	–	–
Impairment from associated companies	**3**	–	–	–	–	3	–
Over-/underlift	**(100)**	(145)	45	–	–	–	–
Provisions	**(57)**	–	(57)	–	–	–	–
Purchases [net of inventory variation]	**(37)**	–	–	–	(191)	–	154
Operational storage effects	**(191)**	–	–	–	(191)	–	–
Eliminations	**154**	–	–	–	–	–	154
Operating and administrative expenses	**28**	45	(21)	15	(10)	–	–
Over-/underlift	**21**	42	(21)	–	–	–	–
Other adjustments	**(23)**	2	–	–	(25)	–	–
Gain/loss on sale of assets	**15**	–	–	15	–	–	–
Provisions	**15**	–	–	–	15	–	–
Depreciation, amortisation and net impairment losses	**22**	(127)	(138)	28	242	–	17
Impairment	**622**	276	59	28	242	–	17
Reversal of impairment	**(600)**	(403)	(197)	–	–	–	–
Exploration expenses	**130**	7	99	24	–	–	–
Impairment	**130**	7	99	24	–	–	–
Sum of adjustments to net operating income/(loss)	**(409)**	(240)	(72)	66	(338)	3	171
Adjusted earnings/(loss) [5]	**10,109**	7,527	781	422	206	1,313	(140)
Tax on adjusted earnings	**(5,869)**	(5,442)	(312)	0	(158)	(1)	43
Adjusted earnings/(loss) after tax [5]	**4,240**	2,085	469	422	48	1,312	(97)

Items impacting net operating income/(loss) in the first half of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables*	Other*
Net operating income/(loss)	(414)	863	(860)	(1,347)	288	11	632
Total revenues and other income	281	112	(133)	–	300	1	–
Changes in fair value of derivatives	89	6	–	–	83	–	–
Periodisation of inventory hedging effect	224	–	–	–	224	–	–
Impairment	1	–	–	–	–	1	–
Over-/underlift	(27)	106	(133)	–	–	–	–
Gain/loss on sale of assets	(6)	–	–	–	(6)	–	–
Purchases [net of inventory variation]	(507)	–	–	–	198	–	(705)
Operational storage effects	198	–	–	–	198	–	–
Eliminations	(705)	–	–	–	–	–	(705)
Operating and administrative expenses	217	(57)	89	3	182	–	–
Over-/underlift	33	(57)	89	–	–	–	–
Gain/loss on sale of assets	3	–	–	3	–	–	–
Provisions	182	–	–	–	182	–	–
Depreciation, amortisation and net impairment losses	2,380	859	362	736	422	–	–
Impairment	2,427	859	409	736	422	–	–
Reversal of impairment	(47)	–	(47)	–	–	–	–
Exploration expenses	445	–	167	278	–	–	–
Impairment	445	–	167	278	–	–	–
Sum of adjustments to net operating income/(loss)	2,816	915	485	1,017	1,102	1	(705)
Adjusted earnings/(loss) [5]	2,401	1,778	(375)	(330)	1,390	12	(74)
Tax on adjusted earnings	(1,194)	(906)	222	(0)	(733)	(1)	222
Adjusted earnings/(loss) after tax [5]	1,207	872	(152)	(330)	658	12	148

* Reclassified to reflect change to segment.

Items impacting net operating income/(loss) in the first quarter of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Net operating income/(loss)	5,220	3,350	261	152	392	1,341	(276)
Total revenues and other income	(262)	(143)	149	-	(271)	3	-
Changes in fair value of derivatives	16	-	-	-	16	-	-
Periodisation of inventory hedging effect	(287)	-	-	-	(287)	-	-
Impairment from associated companies	3	-	-	-	-	3	-
Over-/underlift	6	(143)	149	-	-	-	-
Purchases [net of inventory variation]	95	-	-	-	(105)	-	200
Operational storage effects	(105)	-	-	-	(105)	-	-
Eliminations	200	-	-	-	-	-	200
Operating and administrative expenses	(14)	80	(82)	-	(11)	-	-
Over-/underlift	(5)	78	(82)	-	-	-	-
Other adjustments	2	2	-	-	-	-	-
Provisions	(11)	-	-	-	(11)	-	-
Depreciation, amortisation and net impairment losses	411	276	50	28	57	-	-
Impairment	411	276	50	28	57	-	-
Exploration expenses	17	-	4	12	-	-	-
Impairment	17	-	4	12	-	-	-
Sum of adjustments to net operating income/(loss)	247	213	121	40	(330)	3	200
Adjusted earnings/(loss) [5]	5,467	3,563	382	192	61	1,344	(76)
Tax on adjusted earnings	(2,805)	(2,586)	(206)	(0)	(31)	(5)	23
Adjusted earnings/(loss) after tax [5]	2,662	977	176	192	30	1,338	(53)

Adjusted earnings after tax by reporting segment

	Quarters								
	Q2 2021			Q1 2021			Q2 2020*		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	**3,964**	**(2,856)**	**1,108**	3,563	(2,586)	977	(85)	408	323
E&P International	**399**	**(106)**	**293**	382	(206)	176	(379)	144	(235)
E&P USA	**230**	**0**	**230**	192	(0)	192	(341)	0	(341)
MMP	**144**	**(127)**	**18**	61	(31)	30	1,161	(465)	696
REN	**(31)**	**4**	**(27)**	1,344	(5)	1,338	(1)	(1)	(1)
Other	**(64)**	**20**	**(44)**	(76)	23	(53)	(1)	205	204
Total Equinor consolidation	**4,641**	**(3,064)**	**1,578**	5,467	(2,805)	2,662	354	291	646
Effective tax rates on adjusted earnings			**66.0%**			51.3%			(82.3%)

* REN and Other segment have been reclassified to reflect change to segments.

	First half					
	2021			2020*		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	**7,527**	**(5,442)**	**2,085**	1,778	(906)	872
E&P International	**781**	**(312)**	**469**	(375)	222	(152)
E&P USA	**422**	**0**	**422**	(330)	(0)	(330)
MMP	**206**	**(158)**	**48**	1,390	(733)	658
REN	**1,313**	**(1)**	**1,312**	12	(1)	12
Other	**(140)**	**43**	**(97)**	(74)	222	148
Total Equinor consolidation	**10,109**	**(5,869)**	**4,240**	2,401	(1,194)	1,207
Effective tax rates on adjusted earnings			**58.1%**			49.7%

* REN and Other segment have been reclassified to reflect change to segments.

Reconciliation of adjusted earnings after tax to net income

Q2 2021	Quarters Q1 2021	Q2 2020	Reconciliation of adjusted earnings after tax to net income (in USD million)		2021	First half 2020
5,298	5,220	(472)	Net operating income/(loss)	A	10,518	(414)
3,025	2,863	(566)	Income tax less tax on net financial items	B	5,888	780
2,272	2,358	93	Net operating income after tax	C = A-B	4,630	(1,194)
(656)	247	827	Items impacting net operating income[1]	D	(409)	2,816
38	(57)	274	Tax on items impacting net operating income	E	(19)	415
1,578	2,662	646	Adjusted earnings after tax [5]	F = C+D-E	4,240	1,207
(393)	(707)	(248)	Net financial items	G	(1,101)	(225)
64	204	(96)	Tax on net financial items	H	268	463
1,943	1,854	(251)	Net income/(loss)	I = C+G+H	3,797	(956)

1) Represents the total adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

Adjusted earnings MMP break down

	Quarters		Change	Adjusted earnings break down		First half	
Q2 2021	Q1 2021	Q2 2020	Q2 on Q2	(in USD million)	2021	2020	Change
80	(30)	366	(78%)	Natural Gas Europe	51	675	(92%)
37	2	(7)	N/A	Natural Gas US	39	(18)	N/A
58	156	784	(93%)	Liquids	214	745	(71%)
(31)	(66)	19	N/A	Other	(98)	(12)	>(100%)
144	61	1,161	(88%)	Adjusted earnings MMP	206	1,390	(85%)

Adjusted exploration expenses

	Quarters		Change	Adjusted exploration expenses		First half	
Q2 2021	Q1 2021	Q2 2020*	Q2 on Q2	(in USD million)	2021	2020	Change
186	114	97	92%	E&P Norway exploration expenditures	300	227	32%
127	133	234	(46%)	E&P International exploration expenditures	260	455	(43%)
29	17	76	(61%)	E&P USA exploration expenditures	46	121	(62%)
342	264	407	(16%)[1]	Group exploration expenditures	606	802	(24%)[2]
(88)	47	14	N/A	Expensed, previously capitalised exploration expenditures	(41)	113	N/A
(42)	(81)	(140)	(70%)	Capitalised share of current period's exploration activity	(123)	(334)	(63%)
113	17	111	2%	Impairment (reversal of impairment)	130	447	(71%)
326	247	393	(17%)	Exploration expenses according to IFRS	572	1,028	(44%)
(113)	(17)	(111)	2%	Items impacting net operating income/(loss)[3]	(130)	(445)	(71%)
212	230	282	(25%)	Adjusted exploration expenses	443	584	(24%)

1) 18 wells with activity with 6 completed in the second quarter of 2021 compared to 27 wells with 10 completed in the second quarter of 2020.
2) 23 wells with activity with 11 completed in the first half of 2021 compared to 32 wells with activity with 15 completed in the first half of 2020.
3) For items impacting net operating income/(loss), see Reconciliation of net operating income/(loss) to adjusted earnings in the Supplementary disclosures.

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 30 June 2021	At 31 March 2021	At 31 December 2020	At 30 June 2020
Shareholders' equity		37,023	35,764	33,873	35,587
Non-controlling interests		18	18	19	23
Total equity	A	37,041	35,782	33,892	35,610
Current finance debt and lease liabilities		4,576	3,915	5,777	5,463
Non-current finance debt and lease liabilities		30,908	30,997	32,338	31,647
Gross interest-bearing debt	B	35,484	34,913	38,115	37,110
Cash and cash equivalents		9,912	8,992	6,757	9,700
Current financial investments		15,152	10,922	11,865	9,319
Cash and cash equivalents and financial investment	C	25,063	19,914	18,621	19,020
Net interest-bearing debt [10]	B1 = B-C	10,421	14,998	19,493	18,091
Other interest-bearing elements [1]		777	773	627	832
Normalisation for cash-build up before tax payment (50% of Tax Payment) [2]		-	39	-	-
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5]	B2	11,198	15,811	20,121	18,923
Lease liabilities		3,909	4,137	4,405	4,154
Net interest-bearing debt adjusted [5]	B3	7,289	11,674	15,716	14,768
Calculation of capital employed [5]					
Capital employed	A+B1	47,461	50,781	53,385	53,700
Capital employed adjusted, including lease liabilities	A+B2	48,238	51,593	54,012	54,532
Capital employed adjusted	A+B3	44,330	47,456	49,608	50,378
Calculated net debt to capital employed [5]					
Net debt to capital employed	(B1)/(A+B1)	22.0%	29.5%	36.5%	33.7%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	23.2%	30.6%	37.3%	34.7%
Net debt to capital employed adjusted	(B3)/(A+B3)	16.4%	24.6%	31.7%	29.3%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2) Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses.
- **Adjusted earnings after tax** – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

- **Return on average capital employed after tax (ROACE)** – this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures. For a reconciliation for adjusted earnings after tax, see Reconciliation of net operating income/(loss) to adjusted earnings as presented earlier in this report.
- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted.
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI.
- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement.

- **Organic capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 2.2 billion in the second quarter of 2021. Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In the second quarter of 2021, a total of USD 0.2 billion are excluded in the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty.
- **Gross capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor's proportionate share of capital expenditures in equity accounted investments not included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
- **Free cash flow for the second quarter 2021** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 6.5 billion), taxes paid (negative USD 0.3 billion), cash used in business combinations (negative USD 0.1 billion), capital expenditures and investments (negative USD 1.7 billion), (increase)/decrease in other items interest-bearing (negative USD 0.1 billion), proceeds from sale of assets and businesses (USD 0.7 billion), dividend paid (negative USD 0.4 billion) and share buy-back (USD 0.0 billion), resulting in a free cash flow of USD 4.5 billion in the second quarter of 2021.
- **Free cash flow for the first half of 2021** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 13.2 billion), taxes paid (negative USD 0.4 billion), cash used in business combinations (negative USD 0.1 billion), capital expenditures and investments (negative USD 3.9 billion), (increase)/decrease in other items interest-bearing (negative USD 0.1 billion), proceeds from sale of assets and businesses (USD 1.8 billion), dividend paid (negative USD 0.7 billion) and share buy-back (USD 0.0 billion), resulting in a free cash flow of USD 9.7 billion in the first half of 2021.

Amended principles for adjusted earnings with effect from the first quarter of 2021:
With effect from the first quarter of 2021 Equinor has changed its policy for how gain or loss from sales of assets are to be recognised in Adjusted earnings for the Renewables segment. Previously gain or loss from sales of assets within the renewables segment has been excluded from the adjusted earnings performance measure, while as of the first quarter of 2021 such gain or loss will be included as part of the adjusted earnings performance measure for the segment. The change in policy for the adjusted earnings performance measure does not impact the other reporting segments, where such gain or loss will continue to be excluded from the adjusted earnings performance measure. The policy has been retrospectively applied, but with no impact on the comparable numbers for 2020.

The change in policy for gain or loss from sales of assets in the Renewables segment is based on the increased activity and significance of the segment (REN as a separate reporting segment with effect of the first quarter of 2021), where management consider such gain or loss on divestments to be an integral part of the performance of the segment. Early access at scale with a subsequent partial divestment is an integral part of the strategy for the Renewables segment that distinguishes it from the other segments in Equinor.

Adjusted earnings adjust for the following items:
- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period.
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the derivatives market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made.
- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers.

- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold. Following the first quarter of 2021, Equinor has determined the adjusted earnings item of gain or loss from sales of assets is not applicable to the reporting segment, REN, as the management considers presentation of the segment operations result, including the presentation of the gain from divestments, as being reflective of the performance of the segment at this point of time.
- **Eliminations (Internal unrealised profit on inventories)**: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2020 Annual Report and Form 20-F.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations, including with respect to the Covid-19 pandemic and its impacts, consequences and risks; Equinor's response to the Covid-19 pandemic, including measures to protect people, operations and value creation, operating costs and assumptions; the ambition to reduce net carbon intensity and be a net-zero energy company by 2050; the commitment to develop as a broad energy company; the ambition to be a leader in the energy transition; future financial performance, including cash flow and liquidity; accounting policies; plans to develop fields; plans for renewables production capacity, development of related projects and investments in renewables; expectations regarding development of CCUS and hydrogen businesses; ambitions regarding capex for renewables and low carbon solutions; market outlook and future economic projections and assumptions, including commodity price assumptions; organic capital expenditures through 2024; estimates regarding production; ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects on equity production thereof; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of the uncertainty regarding demand created by the Covid-19 pandemic and oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of quarantine rules and social distancing requirements triggered by the Covid-19 pandemic; health, safety and environmental risks; impact of the Covid-19 pandemic; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; reputational damage; exercise of ownership by the Norwegian state; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (including section 2.12 Risk review - Risk factors thereof). Equinor's 2020 Annual Report and Form 20-F is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

END NOTES

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures.** See Use and reconciliation of non-GAAP financial measures in the report for more details.

6. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures are refunded by the State.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8. The group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-bearing debt.